SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                 Ameriwood Industries International Corporation
                                (Name of Issuer)

                           Common Stock, $1 Par Value
                         (Title of Class of Securities)

                                    03077110
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ___ . (A fee is not required only if the filing person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 5 Pages


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CUSIP No. 03077110                     13G                     Page 2 of 5 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ameriwood Industries Affiliated Employee Stock Ownership and Savings
         Plan
         38-0983612

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)  x

                  (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           5.       SOLE VOTING POWER
    Number of                       0
       Shares
    Beneficially           6.       SHARED VOTING POWER
     Owned By                       0
        Each
     Reporting             7.       SOLE DISPOSITIVE POWER
       Person                       0
        With
                           8.       SHARED DISPOSITIVE POWER
                                    796,972

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         796,972

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         18.77%

12.      TYPE OF REPORTING PERSON (See Instructions)
         EP



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CUSIP NO. 03077110                13G                          Page 3 of 5 Pages

Item 1(a)         Name of Issuer:

                  Ameriwood Industries International Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  171 Monroe Avenue, N.W., Suite 600
                  Grand Rapids, MI  49503

Item 2(a)         Name of Person Filing:

                  Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  171 Monroe Avenue, N.W., Suite 600
                  Grand Rapids, MI  49503

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock, $1 Par Value

Item 2(e)         CUSIP Number:

                  03077110

Item 3 Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; See Section. 240.13d-1(b)(1)(ii)(F).

Item 4            Ownership:

                  Ownership details are disclosed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G. Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, through its administrative committee, Richard L. Compton, Craig G. Wassenaar, Mary K Miller, Charles R. Foley, Gregory C. Horvath, Leon J. Dodd, and John Steeb, share dispositive power but have no voting power. This Schedule 13G is filed on behalf of each of the Employee Stock Ownership and Savings Plan's trustees.

CUSIP NO. 03077110                13G                          Page 4 of 5 Pages

Item 5            Ownership of 5% or Less of a Class:
                  ----------------------------------

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:
                  -----------------------------------------------------

                  The administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan shares dispositive power with the participants of the Employee Stock Ownership and Savings Plan.

Item 7            Identification  and  Classification  of  the  Subsidiary which
                  --------------------------------------------------------------
                  Acquired  the  Security  Being  Reported on by Parent  Holding
                  --------------------------------------------------------------
                  Company:
                  -------

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               AMERIWOOD INDUSTRIES AFFILIATED
                                               EMPLOYEE STOCK OWNERSHIP AND
                                               SAVINGS PLAN


Dated: February 14, 1997                   By  /s/ Richard L. Compton
                                               Richard L. Compton

CUSIP NO. 03077110                   13G                       Page 5 of 5 Pages





                                       And   /s/ Craig G. Wassenaar
                                             Craig G. Wassenaar



                                       And   /s/ Mary K Miller
                                             Mary K Miller



                                       And   /s/ Charles R. Foley
                                             Charles R. Foley



                                       And   /s/ Gregory C. Horvath
                                             Gregory C. Horvath



                                       And   /s/ Leon J. Dodd
                                             Leon J. Dodd



                                       And   /s/ John Steeb
                                             John Steeb

                                             Administrative Committee

                      Agreement to File Joint Schedule 13G

         Richard L. Compton, Craig G. Wassenaar, Mary K Miller, Charles R. Foley, Gregory C. Horvath, Leon J. Dodd, and John Steeb, the administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, agree that the Schedule 13G to which this Agreement is attached, is filed on behalf of each of them. These parties sign below, to note their agreement that this Schedule 13G is filed on behalf of each of them.

                                          AMERIWOOD INDUSTRIES AFFILIATED
                                          EMPLOYEE STOCK OWNERSHIP AND
                                          SAVINGS PLAN



Dated:  February 14, 1997                By  /s/ Richard L. Compton
                                             Richard L. Compton



                                       And   /s/ Craig G. Wassenaar
                                             Craig G. Wassenaar



                                       And   /s/ Mary K Miller
                                             Mary K Miller



                                       And   /s/ Charles R. Foley
                                             Charles R. Foley



                                       And   /s/ Gregory C. Horvath
                                             Gregory C. Horvath



                                       And   /s/ Leon J. Dodd
                                             Leon J. Dodd



                                       And   /s/ John Steeb
                                             John Steeb

                                             Administrative Committee



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